                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)

                                FOREST OIL CORPORATION
   -----------------------------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.10 par value
        ---------------------------------------------------------------------
                            (Title of Class of Securities)

                                     346091 60 6
                         ------------------------------------
                                    (CUSIP Number)
Craig D. Slater                                Drake S. Tempest, Esq.
The Anschutz Corporation                       O'Melveny & Myers LLP
2400 Anaconda Tower                            The Citicorp Center
555 Seventeenth Street                         153 East 53rd Street, 54th Floor
Denver, Colorado 80202                         New York, New York 10022-4611
(303) 298-1000                                 (212) 326-2000
   ----------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   November 5, 1996
             -----------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

    Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, SEE the NOTES).

CUSIP Number   346091 60 6
             ----------------

                                  Page 1 of 15 Pages

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------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Anschutz Corporation
         84-0511138
------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a) /X/

                                                      (b)
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3   SEC USE ONLY

------------------------------------------------------------------
4   SOURCE OF FUNDS

         WC
------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas
------------------------------------------------------------------
NUMBER OF          7    SOLE VOTING POWER
                                                     0
SHARES             -----------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
                                            11,134,888
OWNED BY           -----------------------------------------------
EACH REPORT-  9    SOLE DISPOSITIVE POWER
                                                     0
ING PERSON         -----------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                                            11,134,888
                   -----------------------------------------------
------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,130,888
------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES
------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.7%
------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

      CO
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                                  Page 2 of 15 Pages

------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anschutz Company
         84-1179412
------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  /X/

                                                      (b)
------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------
4   SOURCE OF FUNDS

         WC
------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------
NUMBER OF          7    SOLE VOTING POWER
                                                     0
SHARES             -----------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
                                            11,134,888
OWNED BY           -----------------------------------------------
EACH REPORT-  9    SOLE DISPOSITIVE POWER
                                                     0
ING PERSON         -----------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                                            11,134,888
                   -----------------------------------------------
------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,134,888
------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES
------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.7%
------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------

                                  Page 3 of 15 Pages

------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip F. Anschutz
         ###-##-####
------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) /X/

                                                      (b)

------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------
4   SOURCE OF FUNDS

         WC
------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
------------------------------------------------------------------
NUMBER OF          7    SOLE VOTING POWER
                                                 834
SHARES             -----------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
                                          11,134,888
OWNED BY           -----------------------------------------------
EACH REPORT-  9    SOLE DISPOSITIVE POWER
                                                 834
ING PERSON         -----------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER
                                          11,134,888
                   -----------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,135,722
------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES
------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.7%
------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------

                                  Page 4 of 15 Pages

         This Amendment No. 4 to Schedule 13D (the "Schedule 13D"), which was filed on May 26, 1995 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), and which relates to shares of Common Stock, par value $.10 per share ("Common Stock"), of Forest Oil Corporation (the "Company"), as amended by Amendment No. 1, which was filed on July 28, 1995 (the "Amendment No. 1"), as further amended by Amendment No. 2, which was filed on February 7, 1996 (the "Amendment No. 2"), as further amended by Amendment No. 3, which was filed on August 5, 1996 (the "Amendment No. 3"), hereby further amends Items 3, 4, 5 and 7 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D, as so amended.

         This Amendment No. 4 reflects TAC's belief that the number of shares of Common Stock outstanding on October 17, 1996 was 26,886,451 shares.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information previously furnished in response to this item is amended to read as follows:

         Funds used to acquire 388,888 shares of Common Stock pursuant to the partial exercise of the Tranche A Warrant, at a purchase price of $10.50 per share or $4,083,324 in the aggregate, as described in the response to Item 4 of this Amendment No. 4, were provided by cash and short-term investments of TAC.

         TAC acquired 1,240,000 shares of Common Stock pursuant to the exercise of 620,000 shares of Second Series Preferred Stock.


ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended to add the following:

         On November 5, 1996, JEDI and the Company entered into a Loan Termination Agreement (the "Loan Termination Agreement") providing for, among other things, (1) the exchange of (A) approximately $42,969,122.40 principal amount of indebtedness outstanding under the Loan Agreement dated as of December 28, 1993 between JEDI and the Company, as amended or modified, for (B) 2,000,000 shares of Common Stock and (2) $13,469,122.40. The Company and JEDI also entered into Amendment No. 1 to the JEDI Shareholders Agreement and Amendment No. 2 to the JEDI Registration Rights Agreement.

                                  Page 5 of 15 Pages

         On November 5, 1996, as contemplated by Section 2.2 of the Loan Termination Agreement:

         (1) TAC consented to Amendment No. 2 to the JEDI Registration Rights Agreement;

         (2) the Company and TAC acknowledged in writing to JEDI that the JEDI Registration Rights Agreement, as amended by Amendment Nos. 1 and 2 thereto, continues to constitute the "Other Registration Rights Agreement" for purposes of the Purchaser Registration Rights Agreement;

         (3) the Company and TAC entered into Amendment No. 1 to the Purchaser Registration Rights Agreement, a copy of which Amendment No. 1 is attached hereto as Exhibit 7;

         (4) TAC exercised its rights under the Tranche A Warrants to cause the issuance and delivery by the Company to TAC of 388,888 shares of Common Stock (which are referred to in the response to this Item 4 as Tranche A Warrant Shares) pursuant to the partial exercise of the Tranche A Warrant;

         (5) TAC converted all 620,000 shares of Second Series Convertible Preferred Stock into 1,240,000 shares of Common Stock (which are referred to in the response to this Item 4 as Purchase Preferred Conversion Shares); and

         (6) the Company extended from July 27, 1998 to July 27, 1999 the expiration date of the Tranche A Warrant with respect to the 3,500,000 Tranche A Warrant Shares that remain subject to issuance upon the exercise of the remainder of the Tranche A Warrant.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended to read as follows:

         After giving effect to the transactions described in the response to
Item 4 of this Amendment No. 4:

              (i) TAC is the direct owner, and AC and Anschutz are indirect beneficial owners, of (A) 7,634,888 shares of Common Stock, and (B) Tranche A Warrants to acquire 3,500,000 shares of Common Stock (which are referred to in the response to Item 4 as Tranche A Warrant Shares); and

                                  Page 6 of 15 Pages

              (ii) Anschutz is the direct owner of 834 shares of Common Stock,

which 7,635,722 shares of Common Stock in the aggregate that are directly owned by TAC or Anschutz, as the case may be, are approximately 25.0% of the 30,515,339 shares of Common Stock that would have been outstanding on October 17, 1996 if effect were given on that date to the issuance of 2,000,000 shares of Common Stock to JEDI and the issuance to TAC of 1,628,888 shares of Common Stock upon the partial exercise of the Tranche A Warrant with respect to 388,888 Tranche A Warrant Shares and the conversion of the Second Series Convertible Preferred Stock.

         If effect were also given to the exercise of the Tranche A Warrant with respect to the remaining 3,500,000 Tranche A Warrant Shares subject to issuance upon the exercise thereof,

              (i) TAC would be the direct owner, and AC and Anschutz the indirect beneficial owners, of 11,134,888 shares of Common Stock and

              (ii) Anschutz would be the direct owner of 834 shares of Common Stock,

which 11,134,888 shares and 11,135,722 shares in the aggregate, respectively, are each approximately 32.7% of the 34,015,339 shares of Common Stock that would have been outstanding on October 17, 1996 if effect were given on that date to the issuance to TAC of 3,500,000 additional shares of Common Stock upon such exercise of the Tranche A Warrant.

         TAC and its affiliates, including, without limitation, AC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other equity securities of the Company. Reference is made to Item 4 of the Schedule 13D, as amended by Amendment Nos. 1 and 2 for a summary of such restrictions, as well as to the Shareholders Agreement attached as Exhibit 5 to Amendment No. 1 and First Amendment to Shareholders Agreement attached as Exhibit 6 to Amendment No. 2, pursuant to which such restrictions have been imposed.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information previously furnished in response to this item is supplemented by adding thereto a reference to the following new Exhibit:

    Exhibit 7 Amendment No. 1 dated as of November 5, 1996 to Registration Rights Agreement dated as of May 19, 1995 between Forest

                                  Page 7 of 15 Pages

                   Oil Corporation and The Anschutz Corporation

                                  Page 8 of 15 Pages

                                      Signature


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 5, 1996
-------------------
Date



THE ANSCHUTZ CORPORATION




By /s/ Philip F. Anschutz
   --------------------------------
   Philip F. Anschutz, President

                                  Page 9 of 15 Pages

                                      Signature


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 5, 1996
---------------------
Date



ANSCHUTZ COMPANY




By /s/ Philip F. Anschutz
  -------------------------------
   Philip F. Anschutz, President


                                 Page 10 of 15 Pages

                                      Signature


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 5, 1996
-------------------------
Date



By /s/ Philip F. Anschutz
   ---------------------------
   Philip F. Anschutz


                                 Page 11 of 15 Pages

                                    EXHIBIT INDEX


Amendment No. 1 dated as of November 5, 1996
to Registration Rights Agreement dated as of
May 19, 1995 between Forest Oil Corporation
and The Anschutz Corporation...........................................Exhibit 7

                                 Page 12 of 15 Pages

         AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT dated as of November 5, 1996 between FOREST OIL CORPORATION, a New York corporation (the "Company"), and THE ANSCHUTZ CORPORATION, a Kansas corporation (the "Shareholder").


                                       RECITALS

         A.   The Company and the Shareholder entered into a Registration
Rights Agreement dated as of May 19, 1995 (the "Registration Rights Agreement"). Terms not otherwise defined herein have the meanings stated in the Registration Rights Agreement or, if not defined therein, in the Purchase Agreement (as defined therein).

         B. The Company and Joint Energy Development Investments Limited Partnership, a Delaware limited partnership (the "Other Shareholder"), entered into a Registration Rights Agreement dated July 27, 1995, as amended by Amendment No. 1 to Registration Rights Agreement dated January 24, 1996 (as so amended, the "Other Registration Rights Agreement").

         C. The Company and the Shareholder desire to amend the Registration Rights Agreement pursuant to this Amendment No. 1, and the Company and the Other Shareholder desire to further amend the Other Registration Rights Agreement pursuant to Amendment No. 2 dated the date hereof between the Company and the Other Shareholder (the "Other Amendment No. 2").


                                      AGREEMENT

         The parties agree as follows:

         SECTION 1. AMENDMENTS. The Registration Rights Agreement shall be amended as follows:

              (a) Section 1(b) shall be amended by inserting the following at the end of the fourth line thereof, immediately following the phrase "whether pursuant to Section 1(a) or otherwise, ":

              that shall not be offered and sold on a delayed or continuous basis pursuant to paragraph (ix) of Rule 415 under the Securities Act (or any successor provision) or if the Company shall determine to offer for sale any Equity Securities under a registration statement that shall provide for the offering and sale of such Equity Securities on a delayed or continuous basis pursuant to paragraph

                                 Page 13 of 15 Pages

              (ix) of Rule 415 under the Securities Act (or any successor provision),


              (b) Section 1(b) shall be further amended by inserting "same or different" on the tenth line thereof, immediately after the words "include in the".

         SECTION 2.  CONFIRMATION.  Anschutz hereby approves the Other
Amendment No. 2. The Other Registration Rights Agreement, as further amended by the Other Amendment No. 2 continues to constitute the "Other Registration Rights Agreement" for purposes of the Registration Rights Agreement, as amended by this Amendment No. 1.

         SECTION 3. CONTINUING EFFECT. Except as modified by this Amendment No. 1, the terms of the Registration Rights Agreement shall continue in full force and effect. Any reference in the Registration Rights Agreement to "this Agreement" shall be deemed to include the amendments to the Registration Rights Agreement effected by this Amendment No. 1.

         SECTION 4. GOVERNING LAW. This Amendment No. 1 shall be governed by and construed in accordance with the internal laws of the State of New York. All rights and obligations of the Company and the Shareholder shall be in addition to and not in limitation of those provided by applicable law.

         SECTION 5. COUNTERPARTS; EFFECTIVENESS. This Amendment No. 1 may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all signatures were on the same instrument.


                     [Remainder of Page Intentionally Left Blank]

                                 Page 14 of 15 Pages

         IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first written above in Denver, Colorado.


                                       FOREST OIL CORPORATION



                                       By:/s/ Daniel L. McNamara
                                          ----------------------------
                                           Name:      Daniel L. McNamara
                                           Title:     Secretary


                                       Address:  1600 Broadway
                                                 Suite 2200
                                                 Denver, Colorado  80202

                                       Telecopy: (303) 812-1510



                                       THE ANSCHUTZ CORPORATION



                                       By:/s/ Craig D. Slater
                                          ----------------------------
                                           Name:      Craig D. Slater
                                           Title:     Vice President


                                       Address:  2400 Anaconda Tower
                                                 555 17th Street
                                                 Denver, Colorado  80202

                                       Telecopy: (303) 298-8881

                                 Page 15 of 15 Pages